

Mail Stop 3720

January 6, 2010

James N. Hauslein
Chairman and Chief Executive Officer
Atlas Acquisition Holding Corp.
c/o Hauslein & Company, Inc.
11450 SE Dixie Highway, Suite 106
Hobe Sound, FL 33455

      Re: Atlas Acquisition Holdings Corp.
          Revised Preliminary Proxy Statement on Schedule 14A
          File No. 001-33927
          Filed January 6, 2010

Dear Mr. Hauslein:

      We have completed our review of your preliminary proxy statement and have no further comments at this time.

          Sincerely,

          /s Kathleen Krebs, for
          Larry Spirgel
          Assistant Director

Cc: Brian H. Blaney, Esq.
     Via facsimile to (602) 445-8603